SUBSCRIPTION FORM

To: Blackhawk Mountain Productions, Inc.
    A California Corporation
    1835A S. Centre City Pkwy, Suite 415
    Escondido, California 92025

      The undersigned hereby acknowledges receipt of the Prospectus, dated July 31, 2002 of Blackhawk Mountain Productions, Inc. and subscribes for the following number of shares of the company upon the terms and conditions set forth therein:

Number of Shares: _____
Price per Share: $ _____
Payment Enclosed: $ _____

Make checks payable to:
Blackhawk Mountain Productions, Inc.

All subscriptions are subject to acceptance by the company, to availability, and to certain other conditions, and any subscription may be declined in whole or in part by return of the subscription monies without interest.

Accepted by Blackhawk Mountain Productions, Inc.:

Date: _____, 2002

_____
Authorized Officer

_____
Signature(s) of Subscriber(s)

for _____ shares.

_____

_____
Social Security or Tax I. D.

The certificates for such stock are to be issued as follows:

_____
Name(s)

_____

_____
Address(s)

_____

Check one if more than one owner:

[ ] Joint Tenants WRS

[ ] Tenants in Common

[ ] Custodian under UGMA

[ ] Other: _____

_____